ATCO
GROUP

Corporate Office

07022815

SUPPL

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

April 13, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed April 5, 2007 for symbol ACO.NV.X
- Corporation's Form 1, filed April 5, 2007 for symbol ACO.Y
- Corporation's Form 1, filed April 5, 2007 for symbol ACO.PR.A
- Insider Report, filed April 5, 2007 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

Dw 4/24

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	51,514,246	As at :	03/01/2007
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	6,100		
Other Issuances and Cancellations	-115,000		
Issued & Outstanding Closing Balance :	51,405,346		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,359,700** As at : 03/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2007	N		6,100		
Totals		0	6,100	0	0

Stock Options Outstanding Closing Balance: **1,353,600** As at : 03/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2007	Conversion (General)	5,000
03/31/2007	Issuer Bid	-120,000
Totals		-115,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	6,940,018	As at :	03/31/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-5,000		
Issued & Outstanding Closing Balance :	6,935,018		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2007	Conversion (General)	-5,000
Totals		-5,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

ILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	03/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

Insider transaction detail - View details for insider

2007-04-05 10:13 ET

Transactions sorted by : **Insider**
Insider company name : **atco (Starts with)**
Filing date range : **April 4, 2007 - April 5, 2007**

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													

Security designation: Non-Voting Shares Class I

	Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
	937622	2007-03-02	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+30,000	45.0300	30,000						
	937623	2007-03-02	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-30,000		0						
	937624	2007-03-08	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+30,000	45.9700	30,000						
	937625	2007-03-08	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-30,000		0						
O	937626	2007-03-16	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+30,000	45.9700							
A	937626	2007-03-16	2007-04-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+30,000	45.9400	30,000						
	937627	2007-03-16	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-30,000		0						
	937628	2007-03-23	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+30,000	47.9000	30,000						
	937630	2007-03-23	2007-04-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-30,000		0						

Form 5 Submission - Dividend/Distribution Declaration

FILE NO. 82-34745

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.Y	0.22	CAD	04/11/2007	06/13/2007	06/30/2007
ACO.X	0.22	CAD	04/11/2007	06/13/2007	06/30/2007
ACO.PR.A	0.359375	CAD	04/11/2007	05/09/2007	06/01/2007

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com

Submission Date: 04/11/2007
Last Updated: 04/11/2007

FILE NO. 82-34745

ATCO News Release

ATCO LTD.
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
April 11, 2007

ATCO Ltd. Declares Quarterly Dividend

CALGARY, Alberta – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2007)	Payment Date (2007)
Class I Non-Voting	ACO.X	0.22	13-Jun	30-Jun
Class II Voting	ACO.Y	0.22	13-Jun	30-Jun
5.75% Series 3	ACO.PR.A	0.359375	09-May	01-Jun

These dividends are eligible dividends for Canadian income tax purposes.

ATCO Ltd., an Alberta based, worldwide organization of companies with assets of approximately $7.7 billion and more than 7,000 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services. More information about ATCO Ltd. can be found on its website www.atco.com.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

END